Exhibit 4.1

Description of Capital Stock

The following summary description of material terms of the Company's capital stock does not purport to be complete and is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation (“Certificate of Incorporation”) and Amended and Restated Bylaws (“Bylaws”), copies of which are filed as exhibits to the Company’s Form 10-K. Additionally, the following description is qualified by reference to the General Corporation Law of the State of Delaware.

The Company's authorized capital stock consists of 75,000,000 shares of Common Stock, par value $.10 per share, 55,000,000 shares of Class A Common Stock, par value $.10 per share, and 1,000,000 shares of Preferred Stock, par value $.10 per share.

Common Stock and Class A Common Stock

Voting. Each holder of Common Stock will be entitled to one vote for each share of Common Stock held and each holder of Class A Common Stock will be entitled to ten votes for each share of Class A Common Stock held, except to the extent that voting by class is required by law. At a meeting of stockholders at which a quorum is present, a majority of the votes cast decides all questions, unless the matter is one upon which a different vote is required by express provision of law or the Company's Certificate of Incorporation or Bylaws. Under the General Corporation Law of the State of Delaware, holders of Common Stock and Class A Common Stock will be entitled to vote as a class with respect to certain matters, including mergers and amendments to the Certificate of Incorporation of the Company which would have certain specified effects on the Common Stock and Class A Common Stock, respectively. There is no cumulative voting with respect to the election of directors (or any other matter). Because the Company's Board of Directors is classified, the holders of a majority of the shares at a meeting at which a quorum is present can elect all of the directors of the class then to be elected if they choose to do so, and, in such event, the holders of the remaining shares would not be able to elect any directors of that class.

Dividends. Holders of Common Stock and Class A Common Stock will be entitled to receive ratably all such dividends, payable in cash or otherwise, as may be declared by the Board of Directors out of assets or funds legally available; provided that the Board of Directors may, in its discretion, pay to the holders of Common Stock a cash dividend greater than the dividend, if any, paid to the holders of Class A Common Stock; and provided further that in the event of a stock dividend or stock split, only shares of Common Stock may be distributed with respect to Common Stock and only shares of Class A Common Stock may be distributed with respect to Class A Common Stock.

Liquidation Rights. Owners of Common Stock and Class A Common Stock will be equal and have the same rights with respect to distributions in connection with a partial or complete liquidation of the Company.

Mergers and Consolidations. Each holder of Common Stock and Class A Common Stock will be entitled to receive the same per share consideration in a merger or consolidation of the Company (whether or not the Company is the surviving corporation).

Preemptive Rights. Neither the Common Stock nor the Class A Common Stock carry any preemptive rights enabling a holder to subscribe for or receive shares of any class of stock of the Company or any other securities convertible into shares of any class of stock of the Company.

Convertibility. Shares of Class A Common Stock are convertible at any time into shares of Common Stock on a share for share basis at the option of the holders thereof.

Certain Class A Common Stock Transfer Restrictions. The Company's Bylaws restrict the sale, transfer or disposition of Class A Common Stock except to existing Class A Common Stock stockholders and members of their families. This restriction may be amended only by stockholders owning 75% or more of the outstanding shares of Class A Common Stock. All Class A Common Stock stockholders retain the ability to convert Class A Common Stock to Common Stock. Common Stock is not subject to this transfer restriction.

Exchange Listing. Shares of Common Stock are listed on the New York Stock Exchange. Class A Common Stock has not been registered with the Securities and Exchange Commission or listed on any national securities exchange.

Preferred Stock

No shares of Preferred Stock are outstanding. The Company's Certificate of Incorporation authorizes the Board of Directors to issue up to 1,000,000 shares of Preferred Stock in one or more series and to establish such relative voting, dividend, redemption, liquidation, conversion and other powers, preferences, rights, qualifications, limitations and restrictions as the Board of Directors may determine without further approval of the stockholders of the Company. The issuance of Preferred Stock by the Board of Directors could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a person or group to gain control of the Company.

The issuance of any series of Preferred Stock and the relative powers, preferences, rights, qualifications, limitations and restrictions of such series, if and when established, will depend upon, among other things, the future capital needs of the Company, the then existing market conditions and other factors that, in the judgment of the Board of Directors, might warrant the issuance of Preferred Stock.

Stock Purchase Rights

As of June 14, 2016, the Company entered into a rights agreement with Computershare Inc. (the “Rights Agreement”). The Rights Agreement is substantially the same as the rights agreement previously in place with Mellon Investor Services, LLC dated June 14, 2006, as amended, which expired by its terms on June 13, 2016. Computershare Inc. is the Company’s transfer agent.

Effective June 14, 2016, the Company’s board of directors authorized and declared the issuance of one common stock purchase right for each share of common stock of the Company outstanding on June 14, 2016 and each share of common stock issued thereafter, subject to certain limitations. Each right entitles the registered holder to purchase from us one share of common stock at a purchase price of $10.00 per share. The description and terms of the rights are set forth in the Rights Agreement. The following summarizes the principal terms of the Rights Agreement as previously filed with the Securities and Exchange Commission.

The rights are attached to and trade in tandem with our common stock. The rights, unless earlier redeemed by our board of directors, will detach and trade separately from our common stock only upon the occurrence of certain events such as the unsolicited acquisition by a third party of beneficial ownership of 10% or more of our outstanding combined common stock and Class A common stock or the announcement by a third party of the intent to commence a tender or exchange offer for 10% or more of our outstanding combined common stock and Class A common stock. After the rights have detached, the holders of such rights would generally have the ability to purchase such number of either shares of our common stock or stock of an acquiror of our Company having a market value equal to twice the exercise price of the right being exercised, thereby causing substantial dilution to a person or group of persons attempting to acquire control of our Company. The rights may serve as a significant deterrent to unsolicited attempts to acquire control of us, including transactions involving a premium to the market price of our stock. The rights expire on June 13, 2026, unless earlier redeemed.

Initially the rights will not be exercisable, certificates will not be sent to stockholders and the rights will automatically trade with the common stock.

The rights will be represented by and transferred with, and only with, the common stock until the close of business on the distribution date, which will occur on the earlier of:

●	the tenth day following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding combined equity of our common stock and Class A common stock; or

●	a date fixed by our board of directors which is not later than the nineteenth business day after the commencement of a tender offer or exchange offer which would result in the ownership of 10% or more of the outstanding combined equity of common stock and Class A common stock.

Certificates issued for common stock on and after June 14, 2016 will contain a legend incorporating the Rights Agreement by reference, and the surrender for transfer of any of our common stock certificates will also constitute the transfer of the rights associated with the common stock. As soon as practicable following the distribution date, separate right certificates will be mailed to holders of record of our common stock as of the close of business on the distribution date, and thereafter the separate certificates alone will evidence the rights.

The rights are not exercisable until an event occurs which gives rise to a distribution date. The rights will expire at the close of business on June 13, 2026, unless earlier redeemed by us as described below. Common stock issued after the distribution date will be issued with rights, if such common stock certificates are issued pursuant to the exercise of stock options or under an employee benefit plan.

The purchase price payable, and the number of shares of common stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution:

●	in the event of a stock dividend on, or a subdivision, combination or reclassification of the common stock;

●	upon the grant to holders of the common stock of certain rights or warrants to subscribe for common stock or convertible securities at less than the current market price at the time of grant; or

●	upon the distribution to holders of the common stock of evidences of indebtedness or assets, excluding regular cash dividends and dividends payable in common stock, or of subscription rights or warrants other than those referred to above.

Unless the rights are earlier redeemed, in the event that, after a stock acquisition date, we were to be acquired in a merger or other business combination (in which any shares of our common stock are changed into or exchanged for other securities or assets) or more than 50% of our assets or earning power were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision shall be made so that each holder of record of a right will from and after such date have the right to receive, upon payment of the purchase price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the purchase price.

Each holder of a right, other than the acquiring person, will have the right to receive, upon payment of the purchase price, a number of shares of common stock having a market value equal to twice the purchase price in the event:

●	any person becomes the beneficial owner of 10% or more of the then outstanding combined equity of common stock and Class A common stock, other than pursuant to an all-cash tender offer on the same terms for all outstanding shares of common stock and Class A common stock pursuant to which no purchases of common stock or Class A common stock are made for at least 60 days from the date of commencement thereof and which is accepted by holders of not less than the number of shares of common stock and Class A common stock that, when aggregated with the number of shares of common stock and Class A common stock owned by the person making the offer, and its affiliates or associates, equals or exceeds 75% of the outstanding common stock and Class A common stock; or

●	any acquiring person or any of its affiliates or associates engages in one or more “self-dealing” transactions as described in the Rights Agreement.

This same right will be available to each holder of record of a right, other than the acquiring person, if, while there is an acquiring person, there occurs any reclassification of securities, any recapitalization of the Company, or any merger or consolidation or other transaction involving the Company or any of its subsidiaries which has the effect of increasing by more than 1% the proportionate ownership interest in the Company or any of its subsidiaries which is owned or controlled by the acquiring person. To the extent that insufficient shares of common stock are available for the exercise in full of the rights, holders of rights will receive upon exercise, shares of common stock to the extent available and then cash, property or other securities of the Company (which may be accompanied by a reduction in the purchase price), in proportions determined by us, so that the aggregate value received is equal to twice the purchase price. Rights that are beneficially owned by an acquiring person will be null and void.

Any person that is the beneficial owner of 10% or more of the outstanding combined equity of common stock and Class A common stock prior to the adoption of the rights plan will not be deemed an acquiring person. RMT Trust and Henry B. Tippie are, therefore, excluded from the definition of acquiring person.

No fractional shares of common stock or other securities of the Company will be issued upon exercise of the rights and, in lieu thereof, a payment in cash will be made to the holder of such rights equal to the same fraction of the current market value of a share of common stock or other securities of the Company.

At any time until ten days following the stock acquisition date (subject to extension by our board of directors), our board of directors may cause us to redeem the rights in whole, but not in part, at a price of $0.001 per right, subject to adjustment. Immediately upon the action of the board of directors authorizing redemption of the rights, the right to exercise the rights will terminate, and the holders of rights will only be entitled to receive the redemption price without any interest thereon.

For as long as the rights are then redeemable, we may, except with respect to the redemption price or date of expiration of the rights, amend the rights in any manner, including an amendment to extend the time period in which the rights may be redeemed. At any time when the rights are not then redeemable, we may amend the rights in any manner that does not adversely affect the interests of holders of the rights as such.

Until a right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The rights have certain anti-takeover effects. The rights may cause substantial dilution to a person or group who attempts to acquire us on terms not approved by our board of directors. The rights were not declared in response to any specific effort to acquire control of us, and our board of directors is not aware of any such effort. The rights should not interfere with any merger or other business combination approved by the board since the rights may be redeemed by us at $0.001 per right at any time until the close of business on the tenth day after a person or group has obtained beneficial ownership of 10% or more of the outstanding shares of our common stock and Class A common stock.

A copy of the Rights Agreement has been filed with the Securities and Exchange Commission. A copy of the Rights Agreement is available free of charge upon written request to the Company. This description of the Rights is qualified in its entirety by reference to the Rights Agreement, which is incorporated in this description by reference.

A separate Rights Agreement applies to all shares of Class A Common Stock and has substantially the same terms as the Rights Agreement with respect to Common Stock, except that the Class A Common Stock Purchase Right is for the purchase of one share of Class A Common Stock at the same per share Purchase Price and exercisable on the same triggering events. In both Rights Agreements, the triggering events are based on calculations involving the combined equity of Common Stock and Class A Common Stock.

Delaware Law and Certain Certificate of Incorporation and Bylaw Provisions

Certain provisions of the General Corporation Law of the State of Delaware (including but not limited to Section 203) and of the Company's Certificate of Incorporation and Bylaws, may be considered to have an anti-takeover effect and may delay, deter or prevent a tender offer, proxy contest, removal of incumbent directors or management, takeover attempt or other transactions involving control of the Company that a stockholder might consider to be in such stockholder's best interest, including such an attempt as might result in payment of a premium over the market price for shares held by stockholders. The adoption of the Rights Plan described above also has certain anti-takeover effects.

Dual Class and Super Majority Voting. The Company’s dual class structure and super majority voting of Class A Common Stock may facilitate continued ownership of a substantial portion of the voting securities of the Company by existing officers and directors, even if one or more of them should find it necessary to sell a significant block of stock for diversification, for tax obligations or for other reasons.

Classified Board of Directors. The Company's Certificate of Incorporation provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. The over-all effect of such a provision may be to render more difficult a change in control of the Company or the removal of incumbent management.

Removal of Directors; Filling Vacancies. The Bylaws and Certificate of Incorporation provide that directors may be removed by stockholders of the Company only for cause. The Bylaws provide that vacant directorships may be filled by the Board of Directors acting by vote of a majority of the directors then in office.

Special Meetings of Stockholders. The Certificate of Incorporation and Bylaws provide that special meetings of stockholders of the Company may be called only by (i) the Chairman of the Board of Directors, (ii) the Vice Chairman of the Board of Directors, (iii) the Chairman of the Executive Committee, or (iv) the President. Special meetings may not be called by the stockholders.

Stockholder Action by Written Consent. The Company's Bylaws provide that action required to be taken or which may be taken at any annual or special meeting of stockholders may be taken without a meeting, and stockholders shall have the power to consent in writing, without a meeting, to the taking of any action, except where prohibited by law or the rules and regulations of the New York Stock Exchange.

Certain Business Combinations. The Company's Certificate of Incorporation provides that the affirmative vote of holders of a least 75% of the outstanding shares of capital stock of the Company entitled to vote in the election of directors is required to approve certain business combinations involving the Company and any person owning more than 20% of the Company's outstanding voting stock (an 'Interested Stockholder'), including any merger, consolidation or similar business combination, any issuance or transfer of securities by the Company or its subsidiary to any Interested Stockholder or its affiliate in exchange for cash, securities or other property having an aggregate fair market value of $5,000,000 or more, the transfer or other disposition of assets by the Company or its subsidiary to an Interested Stockholder or its affiliate having an aggregate fair market value of $5,000,000 or more, the adoption of any plan or proposal for liquidation or dissolution of the Company, and any reclassification or recapitalization which would increase the proportionate shareholdings of any class of stock owned by an Interested Stockholder or an affiliate of such Interested Stockholder.

Amendment to Certain Provisions of the Certificate of Incorporation and Bylaws. Subject to the General Corporation Law of the State of Delaware, the Certificate of Incorporation may be amended by the affirmative vote of a majority of the outstanding shares entitled to vote thereon, together with the affirmative vote of a majority of the outstanding shares of each class or series entitled to vote thereon as a class or series in accordance with the Delaware law and the Certificate of Incorporation. Notwithstanding the foregoing, the amendment, modification or repeal of certain provisions of the Certificate of Incorporation regarding (i) the Capital Stock of the Company, (ii) the classification of the Board of Directors, (iii) certain business combinations and (iv) amendments to the Certificate of Incorporation and the Bylaws requires the affirmative vote of the holders of at least 75% of the outstanding shares of capital stock of the Company then entitled to vote in the election of directors.

The stockholders may make, alter or repeal any bylaws whether or not adopted by them, provided, that any such additional bylaws, alterations or repeal may be adopted only by the affirmative vote of the holders of 75% or more of the outstanding shares of capital stock of the Company entitled to vote in the election of directors, unless such additional bylaws, alterations or repeal have been recommended to the stockholders for adoption by a majority of the Board of Directors, in which event such additional bylaws, alterations or repeal may be adopted by the affirmative vote of the holders of a majority of the outstanding shares of capital stock of the Company entitled to vote in the election of directors.